                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: SLATES FOR THE RENEWAL OF THE BOARD OF STATUTORY AUDITORS PRESENTED

Milan, 20 April 2012

With reference to the company’s Ordinary Shareholders meeting, called for 15 May (only call) – amongst other things – to appoint the Board of Statutory Auditors, Telecom Italia informs that today (last day for fulfillment) three slates of candidates have been presented.

Telco S.p.A. (owning a total amount of approximately 22.39% of Telecom Italia ordinary share capital) presented the following slate of candidates:

Candidates for Standing Auditors:

1.

Gianluca Ponzellini, born in Varese on 7 February 1947

2.

Salvatore Spiniello, born in Siracusa on 26 April 1951

3.

Ferdinando Superti Furga, born in Milan on 20 January 1932

4.

Lelio Fornabaio, born in Stigliano (MT) on 16 June 1970

5.

Mario Ragusa, born in Rome on 15 March 1963

Candidates for Alternate Auditors:

1.

Ugo Rock, born in Naples on 14 March 1950

2.

Vittorio Mariani, born in Milan on 19 December 1938

3.

Luigi Merola, born in Eboli (SA) on 1 October 1971

4.

Luca Novarese, born in Savona on 16 June 1967

Findim S.p.A. (owning a total amount of approximately 4.99% of Telecom Italia ordinary share capital) presented the following slate of candidates:

Candidates for Standing Auditors:

1.

Lorenzo Pozza, born in Milan on 11 October 1966

Candidates for Alternate Auditors:

1.

Massimiliano Carlo Nova, born in Milan on 15 December 1967

A group of asset management companies and institutional investors (owning as a whole a total amount of approximately 1.57% of Telecom Italia ordinary share capital) presented the following slate of candidates:

Candidates for Standing Auditors:

1.

Enrico Maria Bignami, born in Milan on 7 May 1957

2.

Sabrina Bruno, born in Cosenza on 30 January 1965

Candidates for Alternate Auditors:

1.

Roberto Capone, born in Milan on 30 November 1955

2.

Franco Patti, born in Palermo on 17 February 1957

While presenting its list of candidates Telco S.p.A. also declared the intention to propose to the Shareholders meeting to set the overall annual remuneration for the Chairman of the Board of Statutory Auditors at Euro 135,000 and the overall annual remuneration for every Standing Auditor other than the Chairman of the Board at Euro 95,000.

Both Findim S.p.A. and the asset management companies and international institutional investors presenting the slates have declared absence of links with the relative majority shareholder of Telecom Italia, Telco S.p.A.

The information required by Article 144-octies, paragraph 1, letter a) of the Issuer Regulations, in particular curricula vitae and candidates’ declarations, will be made available to the public at the company offices, on the Telecom Italia web site, www.telecomitalia.com/assemblea and on the Borsa Italiana website at www.borsaitalian.it. The Company has already received communications certifying the participation declared by the shareholders that have presented (or contributed to presenting) the above slates of candidates.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 20th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager